Exhibit 4.4

RIGHTS AGENCY AGREEMENT

RIGHTS AGENCY AGREEMENT (the “Agreement”), between Ribbon Acquisition Corp (the “Company”), A  blank check company incorporated in the Cayman Islands as an exempted company, and Odyssey Transfer and Trust Company (the “Rights Agent” or “Odyssey”), a trust company incorporated under the laws of Minnesota.

WHEREAS, the Company will grant to each registered common shareholder (“Shareholder”) of the Company resident in ________________ (the “Eligible Jurisdiction”, with each such holder deemed an “Eligible Holder”) one right (a “Right”) for every _______ common share held to purchase one common share (a “Common Share”) at a price of $______________ per common share (the “Rights Offering”).

WHEREAS, each Shareholder of the Company resident outside of the jurisdiction of ___________ (an “Ineligible Jurisdiction”, with each such holder deemed a registered “Ineligible Holder”) may not acquire Rights or the common shares issuable upon exercise of the Rights unless approved by the Company.

WHEREAS, the Rights Offering is expected to be commenced on ______________ and will expire at _______________ (Eastern Time) on ___________ (the “Expiry Date”).

WHEREAS, the Rights Offering will be made to each of the Eligible Holders by means of the rights offering circular dated ______________ (the “Circular”), and a rights offering notice (the “Notice”) which will be accompanied by a either a physical rights certificate or rights direct registration advice and instructions with respect to the number of rights that may be purchased, the method for subscribing and the delivery of payment (the “Rights Certificate”). Where the default form of Rights Certificate issued will be that of a rights direct registration advice.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein, the Company and the Rights Agent hereby agree as follows:

ARTICLE I — APPOINTMENT OF THE SUBSCRIPTION AGENT

The Company hereby appoints Odyssey as the Rights Agent of the Company in connection with the Rights Offering in accordance with the terms and conditions of this Agreement and Odyssey hereby accepts such appointment and agrees to be bound by the terms and conditions of this Agreement upon execution of this Agreement.

ARTICLE II — TERMS OF RIGHTS OFFERING

1.	The subscription period will commence on or about _________ (the “Commencement Date”) and will end on __________ (the “Expiry Date”). The Commencement Date at _________ (Eastern Time) through _______ (Eastern time) on the Expiry Date will constitute the subscription period (the “Subscription Period”). The Company will notify the Rights Agent of the Commencement Date and of any extension of the Expiry Date.

2.	Eligible Holders as of ________ (the “Record Date”) will be entitled to one (1) Right for every __________ (___) common shares held by the holders as of the Record Date pursuant to the Rights Offering at the subscription price of $________ per common share (the “Subscription Price”). The Company will not be issuing fractional Rights. All fractional Rights will be [rounded up/down] to the next whole number of Rights.

3.	Each Right entitles an Eligible Holder and an Approved Eligible Holder (as defined below), and collectively referred to herein as the “Holders”, to purchase one Common Share upon payment of the Subscription Price (the “Basic Subscription Privilege”).

4.	Holders of Rights who fully exercise their Rights under the Basic Subscription Privilege will also be entitled to subscribe, on a pro rata basis, for additional Common Shares (“Additional Common Shares”), if available, that were not subscribed for by other holders of Rights (the “Additional Subscription Privilege”), subject to certain limitations as set out in the Circular.

5.	The Rights Offering is not subject to any minimum subscription level.

6.	Fractional common shares will not be issued, and the right of Holders to subscribe for Common Shares will be [rounded up/down] to the nearest whole number.

7.	The Rights may be transferred to others within __________ but may not be transferred to any person within ___________.

8.	Rights Certificates are not being mailed to Shareholders in an Ineligible Jurisdictions unless such Shareholders are able to establish to the satisfaction of the Company on or before _______________ (Eastern Time) on ___________ that they are eligible to participate in the Rights Offering.

ARTICLE III — DELIVERY OF RIGHTS OFFERING MATERIAL

1.	On or as soon as practicable prior to the Commencement Date, the Company will deliver to the Rights Agent sufficient copies of the Notice and the Rights Certificate.

2.	Unless otherwise instructed in writing by the Company, within five (5) business days of the Record Date the Rights Agent shall send to each Eligible Holder as of the Record Date (i) a Notice, (ii) a Rights Certificate, and (iii) a return envelope addressed to the Rights Agent for use by such Eligible Holder (such material, collectively, the “Rights Offering Material”). The Company may at its discretion send to each Eligible Holder the Rights Offering Material.

3.	The Rights Agent shall not mail Rights Offering Material to any registered Ineligible Holder, and shall hold the Rights for all such registered Ineligible Holders until such time as the Company provides the Rights Agent with written notice requesting that a Rights Certificate be issued and delivered to the Ineligible Holder. Within five (5) business days of the Record Date the Rights Agent or the Company shall send to each registered Ineligible Holder as of the Record Date (i) a Notice, for information purposes only and (ii) the form of notice of ineligible shareholders (the “Ineligible Holder Notice”), the form of which shall be supplied by the Company.

4.	In the event that the Rights Offering Material is returned to the Rights Agent for any reason and a proper delivery thereof cannot be effected to a holder, the Rights Agent shall hold such Rights Offering Material and the related holder’s right to purchase Common Shares under the Rights Offering will be treated as unexercised. The Rights Agent shall supply the Company with such information as the Company may request with respect to any Rights Offering Material that cannot be delivered to a holder.

5.	In the event that, prior to the Expiry Date, any Holder notifies the Rights Agent that the Rights Offering Material to which such Holder is entitled has not been delivered, or has been lost, stolen or destroyed, the Rights Agent will furnish to such Holder a copy of the Rights Offering Material. The Company agrees to supply the Rights Agent with sufficient copies of the Rights Offering Material for such purposes. In cases where a physical Rights Certificate has been lost, stolen, or destroyed, the Company shall provide the Rights Agent with the replacement requirements.

ARTICLE IV — INELIGIBLE HOLDERS

1.	An Ineligible Holder who wishes to participate in the Rights Offering must execute and return to the Company the exempt purchaser status certificate as contained in the Ineligible Holder Notice (the “Exempt Purchaser Status Certificate”), on or before _______________ (Eastern Time) on ___________. Wherein such holder confirms that the delivery of their Rights Certificate, and the exercise of their Rights, is lawful and complies with all applicable securities laws, and other laws, in the jurisdiction where the Ineligible Holder resides and shall also provide all further information or documentation that the Company may require, in its sole discretion. If such documentation is acceptable to the Company, in its sole discretion, the Company may provide written notice to the Rights Agent that such Ineligible Holder is an approved ineligible holder (an “Approved Ineligible Holder”) and instruct the Rights Agent to deliver the Rights Certificate to the Approved Ineligible Holder. The Rights Certificate, and any Common Shares that may be issued upon the exercise of the Rights, may be endorsed with restrictive legends according to applicable securities laws.

2.	The Rights Agent shall not be required to release a Rights Certificate to an Approved Ineligible Holder until such times as the Company has provided written notice to the Rights Agent. After which the Rights Agent will cause to be delivered a Rights Certificate evidencing the number of Rights such Approved Ineligible Holder is entitled to within two (2) business days of receipt of the Company’s written notice.

3.	The Rights Agent will hold the Rights of Ineligible Holders until _______________ (Eastern Time) on ___________. If an Ineligible Holder does not satisfy the Company as to their eligibility to participate in the Rights Offering on or before _______________ (Eastern Time) on ___________, the Rights Agent will, prior to the Expiry Date, attempt to sell/have sold such Rights on the _________ (the “Exchange”), on a best efforts basis on such date or dates and at such price or prices as the Rights Agent will determine in its sole discretion. The Rights Agent’s ability to sell the Rights, and the prices obtained for the Rights, are dependent on market conditions. The Rights Agent will not be subject to any liability for failure to sell any Rights held for the benefit of Ineligible Holders at any particular price or prices, or at all. The Rights Agent will not be subject to any liability for failure to sell any Rights if the Rights Agent is prevented from selling the Rights due to securities law or other rule of any securities regulatory authority. The proceeds received by the Rights Agent, if any, from the sale of the Rights delivered to it, net of any applicable costs, expenses (including brokers commissions) and taxes will be divided among the Ineligible Holders on a pro rata basis according to the total number of Company’s common shares held by the Ineligible Holder on the Record Date. The Rights Agent will mail cheques to the Ineligible Holders at their addresses appearing in the records of the Rights Agent for their respective proportions of those net proceeds, subject to any applicable taxes which must be withheld for particular Ineligible Holders, provided that the Rights Agent will not be required to make any such payment to any Ineligible Holder if the amount owing to such holder is less than $______ USD. Such amount will be used by the Company to offset a portion of the remuneration of the Rights Agent for its services.

4.	If an Ineligible Holder has become an Approved Eligible Holder and has had Rights issued in their name, and does not deposit with the Rights Agent a properly completed and executed Rights Certificate with the correct payment of the aggregate Subscription Price for the Common Shares subscribed for under each of the Basic Subscription Privilege and the Additional Subscription Privilege (if applicable) by the Expiry Date, such holder’s right to purchase Common Shares in the Rights Offering shall be deemed to be unexercised. And such Approved Eligible Holder will not be entitled to any prorate portion of the funds paid to Ineligible Holders under Article IV, paragraph 3.

ARTICLE V— ACCEPTANCE OF SUBSCRIPTIONS

1.	The Rights Agent is hereby authorized and directed to receive subscriptions for Common Shares and Additional Common Shares on behalf of the Company throughout the Subscription Period. Any funds that the Rights Agent receives during the Subscription Period from Holders in respect of payments for Common Shares shall be deposited in an interest-bearing account at the Rights Agent that the Rights Agent designates solely for such purpose (the “Deposit Account”). Such funds shall remain in the Deposit Account until they are distributed to the Company in accordance with Article VII, paragraph 1 hereof.

As promptly as practicable after the Rights Agent receives each Holder’s Rights Certificate, the Rights Agent shall determine whether the Holder depositing such Holder’s Rights Certificate has properly completed and executed the subscription forms appended thereto and has submitted the correct aggregate Subscription Price for the Common Shares subscribed for under each of the Basic Subscription Privilege and the Additional Subscription Privilege (if applicable). The Subscription Price may only be deposited with the Rights Agent in the form of a certified cheque, bank draft or money order payable to “Odyssey Transfer and Trust Company, as Rights Agent”. If such subscription form is not properly completed, is unexecuted or, if such Holder did not send the correct aggregate Subscription Price for the Common Shares then the Rights Agent will send a notice to such Holder instructing such Holder to amend its Rights Certificate or submit the proper aggregate Subscription Price, as the case may be. Except as set forth in paragraph 3 below, if such Holder does not amend its Rights Certificate or submit the proper aggregate Subscription Price, as the case may be, by the Expiry Date, such Holder’s right to purchase Common Shares in the Rights Offering shall be deemed to be unexercised.

Notwithstanding the foregoing, without further authorization from the Company, except where otherwise specified or as otherwise notified in writing by the Company prior to the Expiry Date, the following Rights Certificate shall be deemed to be properly completed: Any subscription with respect to which an Holder has failed to execute their Rights Certificate in the manner provided by the terms thereof, provided that: (1) the Holder has indicated on such Rights Certificate or by written communication, the manner in which the Holder wishes to subscribe; and (2) the proper aggregate Subscription Price has been made by such Holder to the Rights Agent;

2.	The Rights Agent is hereby authorized to accept subscriptions for Common Shares and Additional Common Shares on behalf of the Company (i) on the Expiry Date, (ii) after determining the total number of Common Shares that a Holder is entitled to purchase in the Rights Offer, pursuant to Article II hereof, and (iii) upon the proper completion and execution of the Rights Certificate, in accordance with the terms thereof and hereof.

3.	The Rights Agent is authorized to waive proof of authority to sign (including the right to waive signatures of co-fiduciaries and proof of appointment or authority of any fiduciary or other person acting in a representative capacity) in connection with any subscription with respect to which:

(a) the Common Shares to which the Rights Certificate relates are registered in the name of an executor, administrator, trustee, custodian for a minor or other fiduciary and has been executed by such Holder provided that the Common Shares purchased are to be issued in the name of such Holder;

(b) the Common Shares to which the Rights Certificate relates are registered in the name of a corporation and the Rights Certificate has been executed by an officer of such corporation, provided that the Common Shares purchased are to be issued in the name of such corporation; or

(c) the Rights Certificate has been executed by a bank, trust company or broker as agent for the Holder to which such Rights Certificate relates, provided that the Common Shares purchased are to be issued in the name of such Holder.

ARTICLE VI — REPORTS BY THE SUBSCRIPTION AGENT AND CALCULATION OF ADDITIONAL COMMON SHARES

1.	The Rights Agent will advise the Company by electronic mail (i) at the close of business on the Record Date as to the total number of Eligible Holders, the total number of Ineligible Holders and the total number of common shares outstanding; and (ii) when requested by the Company during the Subscription Period a report as to (1) the total number of Common Shares subscribed for pursuant to the Rights Offering that the Rights Agent has received (which have been properly completed and executed and for which the correct payment amount was received), (2) the aggregate Subscription Price received by the Rights Agent in payment of such subscriptions and (3) the total number of holders which the Rights Agent has notified pursuant to Article V, paragraph 1 hereof that their Rights Certificate was not properly completed or that the correct payment amount for the Common Shares was not received.

2.	As soon as practicable after _________ p.m. (Eastern time) on the Expiry Date, the Rights Agent will advise the Company by electronic mail as to (i) the total number of Common Shares subscribed for in the Rights Offering under each of the Basic Subscription Privilege and the Additional Subscription Privilege, and the total number of Rights represented thereby and (ii) the aggregate amount of funds received by the Rights Agent in payment of such subscriptions.

3.	To the extent that prorata calculations are required to determine a Holder’s entitlement to Additional Common Shares under the Additional Subscription Privilege the Company will be required to approve the prorata calculations made by the Rights Agent.

4.	If the total number of Additional Common Shares subscribed for by those who exercise their Additional Subscription Privilege is less than the number of available Additional Common Shares, each such Holder of Rights will be allotted the number of additional Common Shares subscribed for under the Additional Subscription Privilege. If the total number of Additional Common Shares subscribed for by those who exercise their Additional Subscription Privilege exceeds the number of available Additional Common Shares, each such Holder of Rights will be entitled to receive the number of Additional Common Shares equal to the lesser of:

a.	the number of Additional Common Shares subscribed for by the Holder under the Additional Subscription Privilege; and

b.	the product (disregarding fractions) obtained by multiplying the aggregate number of Additional Common Shares available through unexercised Rights by a fraction, the numerator of which is the number of Rights previously exercised by the Holder and the denominator of which is the total number of Rights previously exercised by all Holders of Rights who have subscribed for Additional Common Shares under the Additional Subscription Privilege.

ARTICLE VII — PAYMENTS AND DELIVERY OF COMMON SHARES

1.	Promptly after the Expiry Date, the Company will issue and deposit, or cause to be issued and deposited, the Common Shares with the Rights Agent. Once the Rights Agent receives confirmation that the securities have been issued and deposited, the Rights Agent shall tender to the Company the aggregate amount of funds held in the Deposit Account representing the Subscription Price (the date of such transfer, the “Closing Date”). The payment shall be made in same day funds by wire transfer, in USD dollars to a bank account specified by the Company pursuant to instructions on Exhibit A.

2.	Within five (5) business days of the Closing Date the Rights Agent will mail to each holder of Rights who completed the subscription form on the Rights Certificate, direct registration advices for the Common Shares which that Holder has purchased and will return to the Holder any excess funds paid for the subscription of Additional Common Shares by such Holder under the Additional Subscription Privilege, without interest or deduction.

ARTICLE VIII — LIMITATIONS OF DUTIES

1.	The Rights Agent shall have no duties or obligations other than those specifically set forth herein, including any duties or obligations under any other agreement, and no implied duties or obligations shall be read into this Agreement against the Rights Agent. It is understood and agreed that the Rights Agent is not acting as a trustee or in any fiduciary capacity, that the duties of the Rights Agent hereunder are purely administrative in nature;

2.	The Rights Agent makes no, and will not be deemed to have made, any representations with respect to, and shall have no duties, responsibilities or obligations with respect to determining, the validity, sufficiency, value or genuineness of any Common Shares, Rights Certificate or other documents deposited with or delivered to it or any signature or endorsement set forth on or in connection with such documents.

3.	The Rights Agent shall not be obligated to commence or voluntarily participate in any suit, action or proceeding arising or related to this Agreement which might in the Rights Agent’s judgement involve any expense or liability, unless the Rights Agent shall have been furnished with indemnity and funding satisfactory to the Rights Agent.

4.	The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement, the Rights Certificate or any other Rights Offering Materials or be required to verify the same; and may rely upon and comply with, and shall be fully indemnified and held harmless for relying upon and complying with, any Rights Certificate or other Rights Offering Material, certificate, instrument, opinion of counsel, notice, letter, telegram, records, or other document or security delivered to it in connection with this Agreement.

5.	The Rights Agent shall be entitled to act and rely upon (and shall not be liable for so acting and relying upon) any resolution, affidavit, direction, written notice, request, waiver, consent, receipt, statutory declaration, certificate or other paper or document furnished to it and signed by a party representing himself or herself as an agent of the Company, only as to its due execution and the validity and effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which the Rights Agent in good faith believes to be genuine.

6.	The Rights Agent may consult with legal counsel for the Company or its own counsel (which may be in-house counsel) and rely upon any opinion of such counsel, and shall have no liability in respect of any action taken, omitted or suffered by the Rights Agent hereunder in reliance upon, and in accordance with, any such opinion.

7.	The Rights Agent shall have the right, if in its sole discretion it deems it necessary or desirable, acting reasonably, to retain such independent counsel or other advisors as it reasonably may require for the purpose of discharging or determining its duties, obligations or rights hereunder, and may act and rely on the advice or opinion so obtained.

8.	The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from the Company, and to apply to the Company for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer or for any delay in acting while waiting for those instructions. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent under this Agreement and the date on/or after which such action shall be taken or such omission shall be effective. The Rights Agent shall not be liable for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three business days after the date the Company actually receives such application, unless the Company shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Rights Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

9.	The Rights Agent shall escheat any property held by the Rights Agent in accordance with applicable law.

10.	The Company shall be solely responsible for all tax processing relating to or arising from the duties or actions contemplated by this Agreement, including evaluation, reporting, remittance, filing, and issuance of tax slips, summaries and reports, except as is specifically delegated to the Rights Agent pursuant to this Agreement or as may be agreed subsequently, as confirmed in writing by the parties.

11.	The Rights Agent shall process only such tax matters as have been specifically delegated to the Rights Agent pursuant to this Agreement or as may be agreed subsequently, and, in so doing, the Rights Agent does not undertake to carry out any inquiry, evaluation, reporting, remittance, filing or issuance of tax slips, summaries and reports necessarily incidental thereto, which shall remain the sole responsibility of the Company. The Rights Agent shall be entitled to rely upon and assume, without further inquiry or verification, the accuracy and completeness of any tax processing information, documentation or instructions received by the Rights Agent, directly or indirectly, from or on behalf of the Company. It is agreed that any such direction must be supplied to the Rights Agent prior to issuance any Common Shares.

ARTICLE IX — COMPENSATION; PAYMENT OF EXPENSES

1.	In consideration for the services rendered herein, the Company agrees to pay to the Rights Agent such compensation as shall be agreed in writing between the Company and the Rights Agent for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable and documented out-of-pocket expenses (including, without limitation, overtime expenses, postage, courier, long distance calls, mailing insurance and photocopying) and counsel fees and other reasonable and documented disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. All such fees and reasonable and documented out-of-pocket expenses will be paid by the Company within thirty (30) days from the date of invoice and the Company acknowledges that late payment may be subject to interest charges as indicated on the invoice. The provisions of this Article IX, will survive the resignation of the Rights Agent or the termination of this Agreement.

ARTICLE X — TERMINATION OF AGENCY AND RESIGNATION OF THE RIGHTS AGENT

1.	Unless terminated earlier by the parties hereto, this Agreement shall terminate ninety (90) days after the Closing Date (the “Termination Date”). The Rights Agent’s right to be reimbursed for fees, charges and out-of-pocket expenses as provided in Article IX and the indemnification provisions of Article XI, shall survive the termination of this Agreement.

2.	The Rights Agent may at any time upon giving at least 30 days written notice to the Company resign as Rights Agent in favor of any person, firm or corporation named and agreed to by the Company within such 30 days. The Rights Agent will deliver the funds remaining in the Deposit Account to the new Rights Agent and shall then be released from all its duties and obligations under this Agreement but shall remain entitled to the benefit of Article IX and the indemnification provisions of Article XI.

ARTICLE XI — LIMITATION OF LIABILITY; INDEMNIFICATION

1.	The Rights Agent shall not be liable for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses caused by its wilful misconduct or gross negligence.

2.	The Company shall indemnify and hold harmless the Rights Agent, its affiliates, successors and permitted assigns, and its and their respective current and former directors, officers and employees, from and against any and all claims, demands, assessments, interest, penalties, actions, suits, proceedings, liabilities, losses, damages, costs and expenses (including, without limiting the foregoing, consultant fees and counsel fees and disbursements on a solicitor and client basis), arising from or in connection with this Agreement, except, subject to Article XI, paragraph 4), where same results from wilful misconduct or gross negligence on the part of the Rights Agent. No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur financial liability in the performance of its duties or the exercise of any of its rights or powers unless indemnified and funded to its satisfaction or as provided for herein.

3.	Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

4.	Notwithstanding any other provision of this Agreement, the Rights Agent’s liability shall be limited, in the aggregate, to the amount of fees paid to the Rights Agent under this Agreement, provided that the foregoing shall not apply to any liability arising from Rights Agent’s wilful misconduct or gross negligence.

5.	In the event of any claim, action or proceeding brought or commenced against the Rights Agent, the Rights Agent shall notify the Company promptly after the Rights Agent has received written assertion of such claim or shall have been served with a summons or other legal process, giving information as to the nature and basis of the claim, action or proceeding. The Company promptly shall undertake the investigation and defence of any such claim, action or proceeding and the Rights Agent shall have the right to retain other counsel, at the Rights Agent’s own expense, to act on the Rights Agent’s behalf, provided that, if the Rights Agent reasonably determines that a conflict of interest or other circumstances wherein the Rights Agent’s best interests would not be adequately represented exist that make representation by counsel chosen by the Company promptly not advisable, the fees and disbursements of such other counsel shall be paid by the Company promptly. In the event of any delay in the Rights Agent’s notification or failure to notify the Company promptly of any action, claim or proceeding, the Company promptly shall be liable under this indemnity to the extent (but only to the extent) that any such delay or failure to give notice as herein required prejudices the defence of such action, claim or other proceeding or results in any increase in liabilities of the Company promptly under this indemnity.

6.	The provisions of this Article XI shall survive indefinitely, including the resignation of the Rights Agent or termination of this Agreement.

7.	The Rights Agent shall retain the right not to act and shall not be liable for refusing to act under this Agreement if, due to a lack of information or for any other reason whatsoever, the Rights Agent, acting reasonably, determines that such act could reasonably be expected to cause the Rights Agent to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Rights Agent, in its sole judgment, determine at any time that the Rights Agents acting under this Agreement has resulted in the Rights Agent being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then the Rights Agent shall have the right to resign on 10 days written notice to the Company promptly provided (a) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (b) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

8.	The Company (in this paragraph referred to as a “representing party”), hereby represents to the Rights Agent that any account to be opened by, or interest to be held by, the Rights Agent in connection with this Agreement, for or to the credit of such representing party is not intended to be used by or on behalf of any third party .

ARTICLE XII — MISCELLANEOUS

1.	Notices. All reports, notices and other communications required or permitted to be given hereunder shall be addressed to the following on behalf of the respective parties hereto and delivered by hand, by courier or by first-class mail, postage prepaid, electronic mail, or by telecopy promptly confirmed in writing, as follows or to such other address as may be specified in writing from time to time:

To the Company: Name Angshuman (Bubai) Ghosh (Mr.) Address Central Park Tower LaTour Shinjuku Room 3001, 6-15-1 Nishi Shinjuku, Shinjuku-ku

To the Rights Agent: ODYSSEY TRANSFER AND TRUST COMPANY 2155 Woodlane Drive, Suite 100 Woodbury, MN 55125 Attn: Email: ______@odysseytrust.com.

2.	Confidentiality. All information as to the Rights Offering shall be held by the Rights Agent and its offices, employees, representatives and agents in strict confidence and shall be disclosed only as required by law, regulation or any judicial, regulatory or administrative authority, including, for the avoidance of doubt, any banking or regulatory agency with jurisdiction over the Rights Agent.

3.	Time of Essence. Time shall be of the essence of this Agreement in all respects.

4.	Further Assurances. Each party shall promptly do, execute, deliver, or cause to be done, executed and delivered all further acts, documents and things in connection with this Agreement that another party may reasonably require for the purposes of giving effect to this Agreement.

5.	Privacy. The Company acknowledges that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to certain obligations and activities under this Agreement. Notwithstanding any other provision of this Agreement, no party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company shall, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent shall use commercially-reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Rights Agent agrees: (i) to have a designated chief privacy officer; (ii) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (iii) to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the Company, or the individual involved or as permitted by Privacy Laws; (iv) not to sell or otherwise improperly disclose personal information to any third party; and (v) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

6.	Assignment. Neither the Rights Agent nor the Company shall assign this Agreement without first obtaining the written consent of the other party hereto.

7.	Headings. The Article and Paragraph headings contained herein are for convenience and reference only and are not intended to define or limit the scope of any provision of this Agreement.

8.	Entire Agreement; Amendment. This Agreement shall constitute the entire agreement of the parties with respect to the subject matter and supersedes all prior oral or written agreements in regard thereto. References to any other document or agreement shall not incorporate by reference such other document or agreement into this Agreement and shall not impose any duties or responsibilities, obligations or liabilities on the Rights Agent under such other document or agreement. Except as otherwise specifically provided herein, this Agreement may be amended only by an instrument in writing duly executed by both parties hereto.

9.	Governing Law; Jurisdiction; Certain Waivers.

a)	This Agreement shall be interpreted and construed in accordance with the internal substantive laws (and not the choice of law rules) of the state of Minnesota and the federal laws applicable therein. As it relates to all actions and proceedings relating to or arising from, directly or indirectly, this Agreement the parties hereto consent to the jurisdiction and venue of any state or federal court located in the State of Minnesota, for purposes of resolving any disputes hereunder. As to any claim, cross-claim or counterclaim in any way relating to this agreement, each party waives the right to trial by jury.

b)	The invalidity, illegality or unenforceability of any provision of this Agreement shall in no way affect the validity, legality or enforceability of any other provision; and if any provision is held to be unenforceable as a matter of law, the other provisions shall not be affected thereby and shall remain in full force and effect.

10.	Rights and Remedies. The rights and remedies conferred upon the parties hereto shall be cumulative, and the exercise or waiver of any such right or remedy shall not preclude or inhibit the exercise of any additional rights or remedies. The waiver of any right or remedy hereunder shall not preclude or inhibit the subsequent exercise of such right or remedy.

11.	Representations and Warranties. The Company hereby represents, warrants and covenants that:

a)	The Company is a duly organized and validly existing under the laws of the state of _______.

b)	This Agreement has been duly authorized, executed and delivered on its behalf and constitutes the legal, valid and binding obligation of the Company. The execution, delivery and performance of this Agreement by the Company does not and will not violate any applicable law or regulation and does not require the consent of any governmental or other regulatory body except for such consents and approvals as have been obtained and are in full force and effect.

12.	Counterparts. This Agreement may be executed in any number of counterparts (by original or electronic facsimile signature), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13.	No Third Party Beneficiaries. This Agreement is for the exclusive benefit of the parties hereto and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person.

IN WITNESS WHEREOF, the parties have duly executed this agreement on this ____ day of ________________ 202_.

Ribbon Acquisition Corp

Per:
Authorized Signatory

ODYSSEY TRANSFER AND TRUST COMPANY

Per:
Authorized Signatory

EXHIBIT A – Payment Instructions